Northeast Island, Corp.
100 East Cook Avenue Suite 101
Libertyville, IL 60048

July 12, 2010

Via EDGAR and FedEx
Stacie D. Gorman
Mail Stop 3010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Northeast Island, Corp.
Amendment No. 3 to Form 10
Form 10-Q for the quarter ended April 30, 2010
Filed June 25, 2010
File No. 000-53903

Dear Ms. Gorman:

By letter dated July 8, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Northeast Island, Corp. (“Northeast” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 3 to Form 10 (the “Amendment No. 3”) originally filed on June 25, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for the quarter ended April 30, 2010

Exhibit 31.1

1.  Please revise the certification to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K.  Specifically, we note that you have added an additional paragraph [6] to your certification.  We also note that your certification includes the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) despite the fact that you have not included, and are not required at this time to include, a management’s report on internal control.  Please revise your certification to remove paragraphs 6 and 4(b) as well as the introductory language referring to internal control over financial reporting in paragraph 4.  You are permitted to file an abbreviated amendment consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE:	We have revised Exhibit 31.1 to the Form 10-Q to conform to the language set forth in Item 601(b)(31) of Regulation S-K.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under e federal securities laws of the United States.

Sincerely,

/s/ Gene Maher
Gene Maher
Chief Executive Officer